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                 February 4, 2021

       Keith Omsberg
       General Counsel
       BTRS Holdings Inc.
       1009 Lenox Drive, Suite 101
       Lawrenceville, NJ 08648

                                                        Re: BTRS Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 3,
2021
                                                            File No. 333-252698

       Dear Mr. Omsberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Nicole Brookshire